Date: July 27, 2010

Contact: William W. Traynham, Chief Financial Officer
434-773-2242
traynhamw@amnb.com

Traded: NASDAQ Global Select Market   **Symbol:**   AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS SECOND QUARTER 2010 EARNINGS AND ANNOUNCES THIRD QUARTER CASH DIVIDEND

- *Q2 net income of $2 million and EPS of $.33 per share*
- *Net interest margin 3.85%*
- *Average shareholders' equity of $108 million represents 13.21% of assets*
- *Dividend declared for Q3 of $.23 per common share*

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced second quarter 2010 net income of $2 million compared to $1.7 million for the same quarter in 2009. Basic and diluted earnings per share were $0.33 for the 2010 quarter compared to $0.28 for the 2009 quarter. This net income produced returns on average assets and average equity of 0.98% and 7.45%, respectively.

Net income for the first six months of 2010 was $4.2 million compared to $2.5 million for the comparable period of 2009. Basic and diluted earnings per share were $0.69 for the 2010 period compared to $0.41 for the 2009 period.

Earnings for the comparable periods in 2009 were adversely impacted by a first quarter $1.2 million pre-tax charge writing down other real estate owned and a second quarter industry wide FDIC special assessment, which cost the Company approximately $360,000. Income before income taxes for the 2010 period is $2.5 million greater than the 2009 period. The two onetime charges in 2009 represent approximately 62% of that improvement.

Financial Performance and Overview

"Our second quarter 2010 earnings represent a good quarter for American National, even though the earnings improvement was driven primarily by the industry wide FDIC special assessment levied in the second quarter of 2009," stated Charles H. Majors, President and Chief Executive Officer.

"Net interest income was basically unchanged, down only slightly from the 2009 quarter. The good news here is our net interest margin was actually up one basis point (0.01%) from the same quarter a year earlier.

"Provision for loan losses declined $207,000 or 42%, which was directionally consistent with the decrease in the size of our loan portfolio.

"Noninterest income was down $491,000 or 21.8%. The biggest drivers for the second quarter 2010 were a reduction in secondary market mortgage income and a $253,000 write down in other real estate owned.

"Noninterest expense improved, with a decline of $728,000 or 11.5%. That cost reduction was related to lower staff levels, a change in our defined benefit program, and reduced total FDIC insurance costs.

"Our net loan portfolio fell $8.6 million or 1.6% over the first half of 2010. Deposits increased $25.9 million or 4.3% during the same period. These changes are continuations of trends that have dominated our balance sheet during 2009 and into 2010. However, while we would not yet consider it a trend, our loan totals at June 30, 2010 were higher than the totals at the end of the first quarter."

Mr. Majors concluded, "There has been and continues to be a massive deleveraging in the consumer and commercial sectors of the economy. This is a macro-economic trend that has impacted all segments of our industry. While our industry and the economy at large are hopefully seeing the beginnings of what may be a fragile recovery, the recently enacted federal banking legislation creates new and more onerous regulatory burdens on the entire industry, without adequate regard to institution size or relative risk or cost and benefit.

"We believe that a healthy and active community banking sector is vital for our economy at all levels. We also believe that the community banks that survive and prosper in the future will most likely be those banks today that possess strong balance sheets and whose boards and managements can balance attractive business opportunities with safe and sound risk management. We firmly believe that American National is such a community bank."

Capital

American National's capital ratios are among the highest in its peer group. For the quarter ended June 30, 2010, average shareholders' equity was 13.21% of average assets and the ratio of tangible equity to tangible assets was 9.91%.

Credit Quality Measurements

Nonperforming assets ($4 million of non-accrual loans and $3.7 million of foreclosed real estate) were below industry averages and represented 0.93% of total assets at June 30, 2010, compared to 0.84% at June 30, 2009.

The allowance for loans losses was $8.1 million or 1.57% of loans at June 30, 2010 compared to 1.42% at June 30, 2009.

Net Interest Income

Net interest income decreased slightly to $6.8 million in the second quarter of 2010 from $6.9 million in the second quarter of 2009, a decrease of $51,000 or 0.74%. The Bank has mitigated the impact of the current historically low rate environment by actively managing the cost of its interest bearing liabilities.

For the second quarter, the Company's net interest margin has increased one basis point (0.01%) to 3.85% compared to the same quarter in 2009. For the six month period the net interest margin has increased 14 basis points (0.14%) to 3.86%.

Noninterest Income

Noninterest income totaled $1.8 million in the second quarter of 2010, compared with $2.3 million in the second quarter of 2009, a decrease of $491,000 or 21.8%. Noninterest income in the 2010 quarter was negatively impacted by decrease in demand for secondary market mortgage loans, related to the overall slowdown in the real estate market and secondarily to the expiration of the home buyer tax credit. The 2010 quarter was also negatively impacted by a $253,000 write down in other real estate owned. This write down was related to the same asset the Company wrote down $1.2 million last year.

Noninterest Expense

Noninterest expense totaled $5.6 million in the second quarter of 2010, compared to $6.3 million in the second quarter of 2009, a decrease of $728,000 or 11.5%. The second quarter of 2010 was positively impacted by reduced salaries and benefits costs, related to lower staff levels and a change in the Company's defined benefit program, and by reductions in FDIC insurance costs.

Dividend Declaration

American National Bankshares Inc. announced today that its Board of Directors has declared a quarterly cash dividend of $0.23 per share, payable September 17, 2010, to shareholders of record September 3, 2010.

American National Bankshares Inc. considers the payment of appropriate dividends a vital part of its capital planning and management program. The Company adheres to a dividend policy based on a review of earnings, growth, capital and such other factors that the Board of Directors considers relevant to the dividend decision process.

About American National

American National Bankshares Inc. is a bank holding company with assets of $833 million. Headquartered in Danville, Virginia, it is the holding company of American National Bank and Trust Company, a community bank serving Southern and Central Virginia and the northern portion of Central North Carolina with nineteen banking offices. The Bank also manages an additional $388 million of assets in its Trust and Investment Services Division. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Company and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Company's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.